Alpha One, Inc.

No. 203, F2.62A, 2F, Tianzhan Building

No. 4 Tanran 5th Road, Tian’an Community

Shatou Street, Futian District, Shenzhen, Guangdong Province

People’s Republic of China 518000

May 27, 2026

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Alpha One, Inc. Form S-1 Registration Statement Withdrawal Request File No. 333-282941

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alpha One, Inc. (the “Registrant”) respectfully requests the immediate withdrawal of the Registration Statement on Form S-1 (File No. 333-282941) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2024, as thereafter amended on December 13, 2024, January 10, 2025, February 24, 2025, July 30, 2025, September 16, 2025, October 16, 2025, and December 12, 2025, respectively.

The Registrant requests the withdrawal of the Registration Statement because it was unable to close the offering and the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant confirms that the Registration Statement was not declared effective and no securities were sold pursuant to the Registration Statement.

If you have any questions regarding this matter, please contact Li Weng, Company Counsel at +1 (410) 243 5500 or wenglidk@foxmail.com.

Sincerely, /s/ Li Weng
Li Weng
Company Counsel